Exhibit (a)(5)(ii)
TRUST VENTURE COMPANY, LLC COMMENCES CASH TENDER OFFER
FOR ANY AND ALL UNITS OF BENEFICIAL INTEREST OF
TORCH ENERGY ROYALTY TRUST
     Greenwich, CT, May 10, 2007 — Trust Venture Company, LLC (“Trust Venture”) today announced that it has commenced a tender offer for any and all of the outstanding Units of Beneficial Interest (“Units”) of Torch Energy Royalty Trust (NYSE:TRU) (the “Trust”) at a price of $8.00 per Unit, net to the seller in cash, without interest. The offer represents a 25.6% premium over the reported closing price of the Units on the New York Stock Exchange on May 9, 2007, the last full trading day prior to the commencement of the tender offer. The tender offer will expire at 12:00 midnight, New York City time, on Thursday, June 7, 2007, unless extended.
     The Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration of the Offer at least the number of Units that, together with the Units owned by Trust Venture, would constitute at least 66 2/3% of the outstanding Units as of the date the Units are accepted for payment by Trust Venture pursuant to the Offer.
     The members of Trust Venture are Trust Acquisition Company, LLC, a Delaware limited liability company, and Douglas L. Holbrook. Trust Venture currently owns 315,600 Units, representing approximately 3.7% of the 8,600,000 Units currently outstanding.
     Baker Botts L.L.P. is acting as legal counsel to Trust Venture in connection with the tender offer. Innisfree M&A Incorporated is acting as information agent and The Bank of New York is acting as depositary.
Important Legal Information
     This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any Units.
     THE TENDER OFFER IS BEING MADE PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS. UNIT HOLDERS ARE URGED TO READ TRUST VENTURE’S OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS REGARDING THE TENDER OFFER THAT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. UNIT HOLDERS MAY OBTAIN FREE COPIES OF THESE DOCUMENTS AT THE SEC’S WEB SITE AT WWW.SEC.GOV OR BY CALLING INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER AT 888-750-5834 (TOLL FREE FROM THE U.S. AND CANADA). UNIT HOLDERS SHOULD NOT CONSTRUE THE CONTENTS OF THIS RELEASE OR OTHER MATERIALS FURNISHED TO THEM BY TRUST VENTURE OR ITS SERVICE PROVIDERS AS INVESTMENT, LEGAL OR TAX ADVICE. EACH UNIT HOLDER SHOULD CONSULT WITH ITS OWN PROFESSIONAL ADVISERS AS TO WHETHER TO PARTICIPATE IN THE TENDER OFFER.

Contacts:

Investors:	Media:
Innisfree M&A Incorporated	Kekst and Company
Alan Miller/Jennifer Shotwell	Adam Weiner/Todd Fogarty
212-750-5833	212-521-4800